FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14% indirectly held subsidiary of HSBC Holdings plc.

HANG SENG BANK
DISCLOSEABLE TRANSACTION AND INSIDE INFORMATION
IN RELATION TO DISPOSAL OF PART OF THE BANK'S SHAREHOLDING IN INDUSTRIAL BANK

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09 and 14.34 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules").

The Board of Directors (the "Board") of Hang Seng Bank Limited (the "Bank") announces that on 10 February 2015, the Bank entered into a placing agreement ("Placing Agreement") with Goldman Sachs Gao Hua Securities Company Limited (the "Placing Agent") pursuant to which the Bank will sell part of its shareholding representing up to 5.0% of the ordinary shares of Industrial Bank Co., Ltd. ("Industrial Bank") to institutional investors procured by the Placing Agent on a best efforts basis ("Placees") (the "Transaction").

The Transaction

The Transaction will involve the transfer of up to 952,616,838 ordinary shares of Industrial Bank (the "Shares"). The Shares represent approximately 5.0%of the ordinary shares of Industrial Bank. The Shares will be sold to the Placees for a purchase price of RMB13.36 per Share (approximately HK$16.58 per Share) in cash. The purchase price per Share represents a discount of approximately 7% to the closing price of Industrial Bank's shares on the Shanghai Stock Exchange ("SSE") on the date of entry into the Placing Agreement.

The Transaction will raise a maximum of approximately RMB12.73 billion (approximately HK$15.79 billion) for the Bank, before expenses.

The Placees comprise both domestic and international institutional investors. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of the Placees and their ultimate beneficial owners are third parties independent of the Bank and the connected persons of the Bank.

The Transaction is subject to execution and settlement being effected through the block trade mechanism of the SSE. The Transaction is expected to be effected by way of block trades between the Bank and each of the Placees through the block trade mechanism of SSE on the day following this announcement, or failing which on the next day on which the block trade mechanism of the SSE is open for the transfer of shares in Industrial Bank, subject to the agreed purchase price falling within the price range permitted by applicable law and regulation on that date. Settlement is expected to occur on the day after the date on which the block trade is effected.

Upon completion of the Transaction and assuming the sale of all the Shares, the Bank's remaining shareholding in Industrial Bank will represent approximately 5.87% of the ordinary shares of Industrial Bank.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Transaction exceed 5%, but all such ratios are less than 25%, the Transaction constitutes a discloseable transaction for the Bank under the Listing Rules.

The purchase price per Share was arrived at on an arm's length basis. The Board believes the terms of the Transaction are fair and reasonable and in the interests of the Bank's shareholders as a whole.

Lock-up Restrictions

The Bank has agreed that, except pursuant to a sale to a strategic purchaser (on terms that they enter into a similar lock-up undertaking for the remainder of the lock-up period), it will not offer, sell, contract to sell, dispose of, grant any option over or otherwise create any encumbrance over, or enter into any transaction which transfers economic risk over, any shares in Industrial Bank held by it after completion of the Transaction, or engage in other activities which have a similar effect, for a period of 90 days following the date of the Placing Agreement, without the consent of the Placing Agent.

Reasons for the Transaction
The Bank considers that the Transaction represents an opportunity to realise part of its investment in Industrial Bank, taking into account the current market conditions in the A share market and the Bank's long-term strategic objectives, and to strengthen the Bank's regulatory capital position and ability to meet future regulatory requirements. The Bank expects to use the net sale proceeds of the Transaction principally to support future business expansion and for other purposes as deemed appropriate by the Board. As part of the Bank's investment strategy and capital management processes, the Bank will regularly review its remaining shareholding in Industrial Bank, taking into account the Bank's planned future business growth, regulatory requirements, market conditions and delivery of sustainable long-term value to shareholders.

Financial Information

The Bank initially acquired shares in Industrial Bank for RMB1.7 billion (approximately HK$1.6 billion) in 2004 and at that time the Bank held a 15.98% stake in Industrial Bank's enlarged capital which was then diluted upon Industrial Bank's listing on SSE. The Bank subsequently acquired further shares in Industrial Bank for RMB2.3 billion (approximately HK$2.6 billion) in 2010 by subscribing in its rights issue. The Bank's holding was diluted as a result of a private placement by Industrial Bank in early 2013. Immediately prior to entering into the Placing Agreement, the Bank held approximately 10.87% of the ordinary shares of Industrial Bank. The total gross cash dividends received from Industrial Bank since the Bank's investment amount to HK$4.4 billion.

The Shares are currently recorded as available-for-sale financial assets in the financial statements of the Bank and its subsidiaries (the "Group"). The fair value of the Shares as at 30 September 2014 (following the impairment assessment announced by the Bank on 3 November 2014) was HK$26,735 million. Subsequent to the impairment loss recognised in September 2014, there was an increase in the fair value of the Bank's investment in Industrial Bank, resulting in an increase in the unrealised revaluation gain at 31 December 2014.

It is estimated that the net gain on the sale of the Shares will be approximately HK$2.8 billion, representing the difference between the consideration and its carrying value as at 31 December 2014 in the Bank and Group's financial statements, together with the reclassification of the related cumulative foreign exchange and revaluation reserve less any tax effect and expenses on the Transaction. The net gain will be recognised in the income statements of the Bank and the Group for the year ending 31 December 2015. The Transaction is estimated to increase the Group's Common Equity Tier 1 ("CET1") and Tier 1 capital ratios by approximately 2.3 percentage points ("pp") and the total capital ratio by approximately 3.8pp based on the Group's published financial statements for the period ended 30 June 2014. As at 30 June 2014, the Group's CET1 and Tier 1 capital ratios were both 11.8% and the total capital ratio was 14.2%. The Transaction is estimated to increase the Group's Basel III end point basis proforma CET1 capital ratio by 4.1pp. The Group's proforma CET1 capital ratio on a Basel III end point basis** was 9.4% at 30 June 2014.

For the year ended 31 December 2012, the net profit before tax of Industrial Bank was RMB46,193 million and the net profit after tax was RMB34,718 million based on its published financial statements. For the year ended 31 December 2012, the Bank's investment in Industrial Bank was accounted for as an associate and the share of Industrial Bank's net profit accounted for by the Group was HK$5,199 million; the amount attributable to the Shares (being 5% of the ordinary shares of Industrial Bank) was HK$3,166 million before tax and HK$2,392 million after tax. For the year ended 31 December 2013, the net profit before tax of Industrial Bank was RMB54,261 million and the net profit after tax was RMB41,211 million based on its published financial statements. For the year ended 31 December 2013, the Bank's investment in Industrial Bank was accounted for as an available-for-sale financial investment, following its reclassification in January 2013. For the year ended 31 December 2013, the dividend income received on the Bank's investment in Industrial Bank was HK$995 million; the amount attributable to the Shares (being 5% of the ordinary shares of Industrial Bank) was HK$458 million before tax and HK$412 million after tax. For the year ended 31 December 2014, the dividend income received on the Bank's investment in Industrial Bank was HK$1,190 million; the amount attributable to the Shares (being 5% of the ordinary shares of Industrial Bank) was HK$547 million before tax and HK$493 million after tax.

Information on the Bank

The Bank is principally engaged in commercial and retail banking business and offers a comprehensive range of financial products and services to its customers in Hong Kong, mainland China, Macau and Singapore.

Information on Industrial Bank

Industrial Bank is principally engaged in commercial and retail banking business in mainland China and is regulated by the China Banking Regulatory Commission.

Information on the Placing Agent

Goldman Sachs Gao Hua Securities Company Limited ("GSGH") is a Sino-foreign securities joint venture established in December 2004 by Goldman Sachs Group, Inc. ("GS"), a leading global investment bank, and Beijing Gao Hua Securities Company Limited, GS' strategic partner in China. Headquartered in Beijing, GSGH offers clients a wide range of investment banking services, including underwriting of various types of securities such as equity, bonds and convertible bonds, financial advisory services on mergers and acquisitions and other related services.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, GSGH and its ultimate beneficial owner are third parties independent of the Bank and the connected persons of the Bank.

As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Henry K S Cheng*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Irene Y L Lee*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Kenneth S Y Ng#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

#Non-executiveDirectors

*Independent Non-executive Directors

** Details of the basis of preparation of this estimate can be found on page 41 of the Group's 2014 interim report

For and on behalf of
Hang Seng Bank Limited
C C Li
Company Secretary

Hong Kong, 10 February 2015

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,729bn at 30 September 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 10 February 2015